

Mail Stop 3233

March 29, 2016

Via E-mail
William Rhind
SPDR Gold Trust
c/o World Gold Trust Services, LLC
685 Third Avenue, 27th Floor
New York, New York 10017

> **Re:** **SPDR Gold Trust**
> **Form 10-K for Fiscal Year Ended September 30, 2015**
> **Filed November 24, 2015**
> **File No. 001-32356**

Dear Mr. Rhind:

We have reviewed your filing and have the following comment. Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Custody of the Trust's Gold, page 17

1. We understand that the Custodian may appoint one or more subcustodians to hold the Trust's gold and that the Custodian currently uses a number of subcustodians, identified on page 18. You also outline risks that may arise in connection with the use of subcustodians. In future Exchange Act periodic reports, to the extent material, please disclose the amount of the Trust's assets that are held by subcustodians.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Steven Glusband, Esq. (via E-mail)
        Carter Ledyard & Milburn LLP